AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON MAY 28, 2021

1933 Act Registration File No.: 333-253921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☑
Pre-Effective Amendment No. ___	☐
Post‑Effective Amendment No. 1	☑

TIDAL ETF TRUST
(Exact Name of Registrant as Specified in Charter)

898 North Broadway, Suite 2
Massapequa, New York 11758
(Address of Principal Executive Offices, Zip Code)

(Registrant’s Telephone Number, including Area Code) (844) 986-7676

The Corporation Trust Company
1209 Orange Street
Corporation Trust Center
Wilmington, DE 19801
(Name and Address of Agent for Service)

Copies to:

Eric W. Falkeis Tidal ETF Services LLC 898 North Broadway, Suite 2 Massapequa, New York 11758	Christopher M. Cahlamer Godfrey & Kahn, S.C. 833 East Michigan Street, Suite 1800 Milwaukee, Wisconsin 53202

Explanatory Note: The purpose of this Post-Effective Amendment filing is to file the tax opinion for the reorganization of the American Customer Satisfaction ETF, a former series of ETF Series Solutions, with and into the American Customer Satisfaction ETF, a series of Tidal ETF Trust.
The Registrant hereby incorporates by reference the Combined Proxy Statement/Prospectus and Statement of Additional Information each in the form filed on April 15, 2021 (Accession Number 0000894189-21-002216) pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended, (File No. 333-253921).

Part C: OTHER INFORMATION
Item 15. Indemnification:
Every person who is, has been, or becomes a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against any and all liabilities and expenses reasonably incurred or paid by them in connection with the defense of any proceeding in which they become involved as a party or otherwise by virtue of their being or having been such a Trustee or officer, and against amounts paid or incurred by them in the settlement thereof. Every person who is, has been, or becomes an agent of the Trust may, upon due approval of the Trustees (including a majority of the Trustees who are not interested persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by them in connection with the defense of any proceeding in which they become involved as a party or otherwise by virtue of their being or having been an agent, and against amounts paid or incurred by him in the settlement thereof. Every Person who is serving or has served at the request of the Trust as a director, officer, partner, trustee, employee, agent or fiduciary of another domestic or foreign corporation, partnership, joint venture, trust, other enterprise or employee benefit plan (“Other Position”) and who was or is a party or is threatened to be made a party to any proceeding by reason of alleged acts or omissions while acting within the scope of his or her service in such Other Position, may, upon due approval of the Trustees (including a majority of the Trustees who are not interested persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by them in connection with the defense of any proceeding in which they become involved as a party or otherwise by virtue of their being or having held such Other Position, and against amounts paid or incurred by them in the settlement thereof.
The Trust shall indemnify each Covered Person who was or is a party or is threatened to be made a party to any proceeding, by reason of alleged acts or omissions within the scope of their service as a Covered Person, against judgments, fines, penalties, settlements and reasonable expenses (including attorneys’ fees) actually incurred by them in connection with such proceeding to the maximum extent consistent with state law and the Investment Company Act of 1940, as amended.
No indemnification shall be provided to any person who shall have been adjudicated by a court or body before which the proceeding was brought: (i) to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office, or (ii) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust.
Insofar as indemnification for liability arising under the Securities Act of 1933, as amended, may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 16 Exhibits

(1)	(a)
Certificate of Trust of Tidal ETF Trust (the “Trust” or the “Registrant”) - previously filed with the Trust’s Registration Statement on Form N-1A on September 12, 2018 and is incorporated herein by reference.

	(b)	Registrant’s Declaration of Trust - previously filed with the Trust’s Registration Statement on Form N-1A on September 12, 2018 and is incorporated herein by reference.
(2)
Registrant’s Amended and Restated By-Laws - previously filed with Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A on December 21, 2018 and are incorporated herein by reference.

(3)		Not Applicable

(4)		Form of Agreement and Plan of Reorganization - previously filed as Appendix A to Part A of the Registration Statement on Form N-14 on March 5, 2021 and is incorporated herein by reference.
(5)		Instruments Defining Rights of Security Holders - See relevant portions of Declaration of Trust and By-Laws.
(6)
Investment Advisory Agreement between the Trust (on behalf of American Customer Satisfaction ETF) and Toroso Investments, LLC (“Toroso”) - previously filed with the Trust’s Post-Effective Amendment No. 59 to the Trust’s Registration Statement on Form N-1A on May 21, 2021 and is incorporated herein by reference.

(7)	(a)(1)
ETF Distribution Agreement between the Trust and Foreside Fund Services, LLC (“Foreside”) - previously filed with Post-Effective Amendment No. 7 to the Trust’s Registration Statement on Form N-1A on April 5, 2019 and is incorporated herein by reference.

(a)(2)
Seventh Amendment to ETF Distribution Agreement (adding the Acruence Active Hedge U.S. Equity ETF, the SoFi Weekly Dividend ETF, the SonicShares™ Airlines, Hotels, Cruise Lines ETF, and the American Customer Satisfaction ETF) - previously filed with Post-Effective Amendment No. 51 to the Trust’s Registration Statement on Form N-1A on April 5, 2021 and is incorporated herein by reference.

(b)
Form of Authorized Participant Agreement - previously filed with Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A on December 21, 2018 and is incorporated herein by reference.

(c)
Distribution Services Agreement between Toroso and Foreside - previously filed with Post-Effective Amendment No. 7 to the Trust’s Registration Statement on Form N-1A on April 5, 2019 and is incorporated herein by reference.

(8)		Bonus, profit sharing contracts - Not Applicable.
(9)	(a)(1)
Custody Agreement between the Trust and U.S. Bank National Association - previously filed with Post-Effective Amendment No. 7 to the Trust’s Registration Statement on Form N-1A on April 5, 2019 and is incorporated herein by reference.

(a)(2)
Eighth Amendment to Custody Agreement (adding the Acruence Active Hedge U.S. Equity ETF, the SoFi Weekly Dividend ETF, the SonicShares™ Airlines, Hotels, Cruise Lines ETF, and the American Customer Satisfaction ETF) - previously filed with Post-Effective Amendment No. 51 to the Trust’s Registration Statement on Form N-1A on April 5, 2021 and is incorporated herein by reference.

(10)	(a)
Amended and Restated Distribution (Rule 12b-1) Plan - previously filed with Post-Effective Amendment No. 55 to the Trust’s Registration Statement on Form N-1A on May 5, 2021 and is incorporated herein by reference.

	(b)	Rule 18f-3 Plan - Not applicable.
(11)		Opinion and Consent regarding the validity of shares to be issued previously filed with the Trust’s Post-Effective Amendment No. 59 to the Trust’s Registration Statement on Form N-1A on May 21, 2021.
(12)		Opinion and Consent regarding certain tax matters - filed herewith.
(13)	(a)(1)
Fund Administration Servicing Agreement between the Trust and Tidal ETF Services LLC - previously filed with Post-Effective Amendment No. 7 to the Trust’s Registration Statement on Form N-1A on April 5, 2019 and is incorporated herein by reference.

(a)(2)
Sixth Amendment to Fund Administration Servicing Agreement (adding the Acruence Active Hedge U.S. Equity ETF, the SoFi Weekly Dividend ETF, the SonicShares™ Airlines, Hotels, Cruise Lines ETF, and the American Customer Satisfaction ETF) - previously filed with Post-Effective Amendment No. 51 to the Trust’s Registration Statement on Form N-1A on April 5, 2021 and is incorporated herein by reference.

(b)(1)
Fund Sub-Administration Servicing Agreement between Tidal ETF Services LLC on behalf of the Trust and U.S. Bancorp Fund Services, LLC - previously filed with Post-Effective Amendment No. 7 to the Trust’s Registration Statement on Form N-1A on April 5, 2019 and is incorporated herein by reference.

(b)(2)
Eighth Amendment to Fund Sub-Administration Servicing Agreement (adding the Acruence Active Hedge U.S. Equity ETF, the SoFi Weekly Dividend ETF, the SonicShares™ Airlines, Hotels, Cruise Lines ETF, and the American Customer Satisfaction ETF) - previously filed with Post-Effective Amendment No. 51 to the Trust’s Registration Statement on Form N-1A on April 5, 2021 and is incorporated herein by reference.

(c)(1)
Fund Accounting Servicing Agreement between the Trust and U.S. Bancorp Fund Services, LLC - previously filed with Post-Effective Amendment No. 7 to the Trust’s Registration Statement on Form N-1A on April 5, 2019 and is incorporated herein by reference.

(c)(2)
Eighth Amendment to Fund Accounting Servicing Agreement (adding the Acruence Active Hedge U.S. Equity ETF, the SoFi Weekly Dividend ETF, the SonicShares™ Airlines, Hotels, and Cruise Lines ETF, and the American Customer Satisfaction ETF) - previously filed with Post-Effective Amendment No. 51 to the Trust’s Registration Statement on Form N-1A on April 5, 2021 and is incorporated herein by reference.

(d)(1)
Transfer Agent Servicing Agreement between the Trust and U.S. Bancorp Fund Services, LLC - previously filed with Post-Effective Amendment No. 7 to the Trust’s Registration Statement on Form N-1A on April 5, 2019 and is incorporated herein by reference.

(d)(2)
Eighth Amendment to Transfer Agent Servicing Agreement (adding the Acruence Active Hedge U.S. Equity ETF, the SoFi Weekly Dividend ETF, the SonicShares™ Airlines, Hotels, Cruise Lines ETF, and the American Customer Satisfaction ETF) - previously filed with Post-Effective Amendment No. 51 to the Trust’s Registration Statement on Form N-1A on April 5, 2021 and is incorporated herein by reference.

(e)
Compliance Services Agreement between the Trust and Cipperman Compliance Services, LLC - previously filed with Post-Effective Amendment No. 3 to the Trust’s Registration Statement on Form N-1A on January 28, 2019 and is incorporated herein by reference.

(14)
Consent of Independent Registered Public Accounting Firm - previously filed with the Trust’s Post-Effective Amendment No. 59 to the Trust’s Registration Statement on Form N-1A on May 21, 2021 and is incorporated herein by reference.

(15)	Not applicable
(16)	Powers of Attorney - previously filed with Post-Effective Amendment No. 20 to the Trust’s Registration Statement on Form N-1A on April 28, 2020 and is incorporated herein by reference.
(17)	None

Item 17. Undertakings:
(1)    The Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(2)    The Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.
(3)    The Registrant agrees to file by PEA the opinion and consent of counsel regarding the tax consequences at the proposed Reorganization required by item 16(12) of Form N-14 upon the closing of the Reorganization.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Milwaukee, State of Wisconsin, on May 28, 2021.

Tidal ETF Trust
By: /s/ Eric W. Falkeis
Eric W. Falkeis
President
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities indicated on May 28, 2021.

Signature	Title

/s/ Eric W. Falkeis	President (principal executive officer), Trustee, Chairman, and Secretary
Eric W. Falkeis

*Dusko Culafic	Trustee
Dusko Culafic

*Mark H. W. Baltimore	Trustee
Mark H. W. Baltimore

*Eduardo Mendoza	Trustee
Eduardo Mendoza

/s/ Daniel H. Carlson	Treasurer (principal financial officer and principal accounting officer)
Daniel H. Carlson

*By: /s/ Eric W. Falkeis
Eric W. Falkeis, Attorney-in-Fact pursuant to Powers of Attorney filed previously.